EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$15,838
Fixed charges:
Interest expense	3,346
One-third of rents, net of income from subleases (a)	327
Total fixed charges	3,673
Add: Equity in undistributed loss of affiliates	510
Income before income tax expense and fixed charges, excluding capitalized interest	$20,021
Fixed charges, as above	$3,673
Ratio of earnings to fixed charges	5.45
Including interest on deposits
Fixed charges, as above	$3,673
Add: Interest on deposits	843
Total fixed charges and interest on deposits	$4,516
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$20,021
Add: Interest on deposits	843
Total income before income tax expense, fixed charges and interest on deposits	$20,864
Ratio of earnings to fixed charges	4.62

(a)	The proportion deemed representative of the interest factor.